Exhibit 4.3

PROMISSORY NOTE

$__________ USD	Commencement Date:_________

TO: Halo Collective Inc.	Maturity Date: ________________

FOR VALUE RECEIVED, AKANDA CORP. (the “Debtor”) promises to pay to HALO COLLECTIVE INC. (the “Holder” ), the principal amount of ______________________ DOLLARS ($____,000.00) (the “Principal”) currency of the United States of America. The interest shall commence on the Effective Date of this Promissory Note (the “Note”) until paid at the rate of 7% per annum. The Principal and all outstanding Interest must be paid in full before or upon the Maturity Date of this Note.

This Note may be prepaid in whole or in part at any time. Any payments received by the Holder on account of this Note shall be applied first to accrued and unpaid Interest and then to the unpaid Principal balance hereunder. Any and all payments by or on account of any obligation of the Debtor hereunder shall be made free and clear of and without deduction or withholding for any Tax excepted as required by the law. If the Debtor is required by the law to deduct or withhold any Taxes from such payments then the Debtor shall make such deductions or withholdings and timely pay the full amount deducted or withheld to the Governmental Authority in accordance with the law.

If any amount payable hereunder with respect to the Principal and interest amount, whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear and accrue interest, payable on demand, at a monthly rate of 1.25%. Debtor also agrees to pay Holder’s expenses of collection, litigation and execution, including, but not limited to attorney’s fees , should collection activities becomes necessary.

The extension of time for payment of all or any portion of the amount owing hereunder at any time, or the failure of the Holder to enforce any of its rights or remedies hereunder or under any instrument collateral or in addition to this Note will not release the Debtor and will not constitute a waiver of any of the rights of the Holder to enforce its rights or remedies hereunder. The Debtor hereby waives demand, presentment for payment, notice of non-payment, protest, notice of grace and notice of dishonor in connection with the delivery, acceptance, performance, default or enforcement of or under this Note. The Principal Amount will immediately become due and payable in full if the Debtor is under any case, proceeding or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets.

This Note will be governed by and construed and enforced in accordance with the laws of Ontario. Time will be of the essence of this Note. The Note shall not be assigned by the Debtor without first obtaining Holder’s written consent. This Note will be then binding upon the successors and assigns of the Debtor.

DATED as of ___________

AKANDA CORP.

Per: __________________

Authorized Signatory